Exhibit 10.12

Retention Bonus Arrangement

On July 31, 2008, Gateway Pacific Bancorp agreed to pay its Chief Financial Officer, Kirk S. Colburn, a retention bonus equal to two months of Mr. Colburn’s salary (approximately $11,875/month or $23,750), to be paid in two installments.

The first payment ($11,875) was due upon the approval of a $1.0 million line of credit for Gateway Pacific Bancorp, which was approved in September 2008. The first retention bonus payment was paid by Gateway Pacific Bancorp to Mr. Colburn on October 7, 2008.

The second payment ($11,875) will be due upon the commencement of banking operations by Gateway Pacific Bank, a wholly-owned subsidiary of Gateway Pacific Bancorp.

Neither of these bonus payments have a contingent requirement that would require Mr. Colburn to repay Gateway Pacific Bancorp under any circumstances.